Exhibit 99.7

Algonquin Power & Utilities Corp. announces dates for 2012 second quarter financial results release and conference call

OAKVILLE, ON, July 5, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced plans to release 2012 second quarter financial results the afternoon of Thursday, August 9, 2012. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 10, 2012, hosted by Chief Executive Officer Ian Robertson and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, August 10, 2012

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4860 or Local 416-644-3416.

Conference ID#: 4551110

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4551110# from August 10, 2012 until August 24, 2012.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water, electricity and natural gas utility services to more than 250,000 customers with a portfolio of 24 distribution utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 84,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 42 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APCo will be expanding its wind generating footprint into the United States pursuant to a previously announced agreement to acquire 245 MW of wind generating facilities across four States. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 11:37e 05-JUL-12